

December 30, 2014

<u>Via E-mail</u>
Mr. Sio Kam Seng, Chief Executive Officer
China Metro-Rural Holdings Limited
Suite 2204, 22/F, Sun Life Tower, The Gateway
15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Re: China Metro-Rural Holdings Limited
Form 20-F for the fiscal year ended December 31, 2013
Filed July 11, 2014
File No. 0-53776

Dear Mr. Seng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(f) Investment properties, page F-15

1. We note that rental and property management income comprise approximately 3% of total revenues as of March 31, 2014. We further note that approximately 18% of your total assets are classified as investment properties. Please clarify for us the nature and use of the assets classified as investment properties and explain how they meet the definition of an investment property under IAS 40. In your response, please tell us whether any of your investment properties are intended for sale in the ordinary course of business or have been constructed or developed on behalf of third parties.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant